EXHIBIT 99.1

NANOBIOTIX Announces Presentation of new Data From Phase 1 Immunotherapy Program at the 2024 Annual Meeting of the American Society for Clinical Oncology Followed by an Investor Conference Call

  New data from the completed dose escalation part and ongoing expansion part of Study 1100, an ongoing US Phase 1 study evaluating NBTXR3 followed by anti-PD-1 in patients with recurrent or metastatic head and neck cancer (n=68) to be presented by Coordinating Investigator Colette Shen, MD, PhD, at ASCO 2024
  Following the ASCO presentation, Nanobiotix will host an investor event on Sunday, June 2nd at 12:00 PM EDT / 6:00 PM CEST to review the presented results

PARIS and CAMBRIDGE, Mass., May 28, 2024 (GLOBE NEWSWIRE) -- NANOBIOTIX (Euronext: NANO –– NASDAQ: NBTX – the ‘‘Company’’), a late-clinical stage biotechnology company pioneering nanoparticle-based therapeutic approaches to expand treatment possibilities for patients with cancer and other major diseases, today announced the presentation of updated data from the completed dose escalation part and first data from the ongoing expansion part of Study 1100, a US Phase 1 study evaluating NBTXR3 followed by anti-PD-1 in patients with recurrent or metastatic head and neck cancer (n=68) at the 2024 Annual Meeting of the American Society for Clinical Oncology. The data will be presented by Study 1100 Coordinating Investigator Colette Shen, MD, PhD, during a poster presentation session that begins at 10:00 AM EDT / 4:00 PM CEST on Sunday, June 2nd, 2024.

ABSTRACT #6035: Early signs of efficacy in patients with anti-PD-1 naïve (n=33) and anti-PD-1 resistant (n=35) HNSCC treated with NBTXR3/SBRT in combination with nivolumab and pembrolizumab in the phase 1 trial Study 1100
Colette Shen1, Jessica Frakes2, Trevor Hackman1, Jiaxin Niu3, Jared Weiss1, Jimmy Caudell2, George Yang2, Tanguy Seiwert4, Paul Chang5, Septimiu Murgu5, Siddharth Sheth1, Shetal Patel1, Kedar Kirtane2, David Rolando6, Pavel Tyan6, Omar I. Vivar6, Zhen Gooi5, Aditya Joolori5, Ari Rosenberg5

Nanobiotix Investor Call

Nanobiotix will host a conference call and webcast featuring Nanobiotix chief executive officer and chairman of the executive board, Laurent Levy, following the poster session on Sunday June 2nd, 2024, at 12:00 PM EDT / 6:00 PM CEST.

Details for the call are as follows:

Audio-only dial-in link: click here

Webcast link: click here

Participants can use the audio-only link above to register and obtain dial-in instructions to listen to the presentation via phone and ask questions during the Q&A session, or participants can use the webcast link to register and listen and watch the slide presentation online; the replay version will be available under the same webcast link shortly after the presentation and will be archived on the Company’s website at www.nanobiotix.com. It is recommended to join 10 minutes prior to the event start. Participants are invited to email their questions in advance to investors@nanobiotix.com.

1University of North Carolina School of Medicine, Chapel Hill, North Carolina, USA; 2Moffitt Cancer Center, Tampa, Florida, USA; 3Banner MD Anderson Cancer Center, Gilbert, Arizona, USA; 4Johns Hopkins Medicine, Baltimore, Maryland, USA; 5The University of Chicago, Chicago, Illinois, USA; 6Nanobiotix, SA, Paris, France

About NBTXR3

NBTXR3 is a novel, potentially first-in-class oncology product composed of functionalized hafnium oxide nanoparticles that is administered via one-time intratumoral injection and activated by radiotherapy. Its proof-of-concept was achieved in soft tissue sarcomas for which the product received a European CE mark in 2019. The product candidate’s physical mechanism of action (MoA) is designed to induce significant tumor cell death in the injected tumor when activated by radiotherapy, subsequently triggering adaptive immune response and long-term anti-cancer memory. Given the physical MoA, Nanobiotix believes that NBTXR3 could be scalable across any solid tumor that can be treated with radiotherapy and across any therapeutic combination, particularly immune checkpoint inhibitors.

Radiotherapy-activated NBTXR3 is being evaluated across multiple solid tumor indications as a single agent or in combination with anti-PD-1 immune checkpoint inhibitors, including in NANORAY-312—a global, randomized Phase 3 study in locally advanced head and neck squamous cell cancers. In February 2020, the United States Food and Drug Administration granted regulatory Fast Track designation for the investigation of NBTXR3 activated by radiation therapy, with or without cetuximab, for the treatment of patients with locally advanced HNSCC who are not eligible for platinum-based chemotherapy—the same population being evaluated in the Phase 3 study.

Given the Company’s focus areas, and balanced against the scalable potential of NBTXR3, Nanobiotix has engaged in a collaboration strategy to expand development of the product candidate in parallel with its priority development pathways. Pursuant to this strategy, in 2019 Nanobiotix entered into a broad, comprehensive clinical research collaboration with The University of Texas MD Anderson Cancer Center to sponsor several Phase 1 and Phase 2 studies evaluating NBTXR3 across tumor types and therapeutic combinations. In 2023, Nanobiotix announced a license agreement for the global co-development and commercialization of NBTXR3 with Janssen Pharmaceutica NV.

About NANOBIOTIX

Nanobiotix is a late-stage clinical biotechnology company pioneering disruptive, physics-based therapeutic approaches to revolutionize treatment outcomes for millions of patients; supported by people committed to making a difference for humanity. The Company’s philosophy is rooted in the concept of pushing past the boundaries of what is known to expand possibilities for human life.

Incorporated in 2003, Nanobiotix is headquartered in Paris, France and is listed on Euronext Paris since 2012 and on the Nasdaq Global Select Market in New York City since December 2020. The Company has subsidiaries in Cambridge, Massachusetts (United States) amongst other locations.

Nanobiotix is the owner of more than 25 patent families associated with three (3) nanotechnology platforms with applications in 1) oncology; 2) bioavailability and biodistribution; and 3) disorders of the central nervous system.

For more information about Nanobiotix, visit us at www.nanobiotix.com or follow us on LinkedIn and Twitter.

Disclaimer

This press release contains “forward-looking” statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including, but not limited to, statements regarding the use of proceed therefrom, and the period of time through which the Company’s anticipates its financial resources will be adequate to support operations. Words such as “expects”, “intends”, “can”, “could”, “may”, “might”, “plan”, “potential”, “should” and “will” or the negative of these and similar expressions are intended to identify forward-looking statements. These forward-looking statements, which are based on our management’s current expectations and assumptions and on information currently available to management. These forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those implied by the forward-looking statements, including risks related to Nanobiotix’s business and financial performance, which include the risk that assumptions underlying the Company’s cash runway projections are not realized. Further information on the risk factors that may affect company business and financial performance is included in Nanobiotix’s Annual Report on Form 20-F filed with the SEC on April 24, 2024 under “Item 3.D. Risk Factors”, in Nanobiotix’s 2023 universal registration document filed with the AMF on April 24, 2024 and subsequent filings Nanobiotix makes with the SEC from time to time which are available on the SEC’s website at www.sec.gov. The forward-looking statements included in this press release speak only as of the date of this press release, and except as required by law, Nanobiotix assumes no obligation to update these forward-looking statements publicly.

Contacts

Nanobiotix

Communications Department Brandon Owens VP, Communications +1 (617) 852-4835 contact@nanobiotix.com	Investor Relations Department Craig West SVP, Investor Relations +1 (617) 583-0211 investors@nanobiotix.com
Media Relations

FR – Ulysse Communication Laurent Wormser + 33 (0)6 13 12 04 04 lwormser@ulysse-communication.com	Global – LifeSci Advisors Kevin Gardner +1 (617) 283-2856 kgardner@lifesciadvisors.com

Attachment

  2024-05-28 -- NBTX -- New Ph1 NBTXR3 Data @ ASCO -- FINAL (https://ml.globenewswire.com/Resource/Download/ed098546-041e-4220-a1ca-ab87eed63453)